UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41869

Captivision Inc.

(Exact name of registrant as specified in its charter)

298-42 Chung-buk Chungang-ro Chung-buk,

Pyeong-taek, Gyounggi, Republic of Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On November 14, 2024, Captivision Inc. (the “Company”) issued a press release announcing its venture with digiLED and Canary Wharf Group. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Captivision Inc., dated November 14, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Captivision Inc.

By:	/s/ Gary R. Garrabrant
Name:	Gary R. Garrabrant
Title:	Chief Executive Officer

Date: November 14, 2024